SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 1)*

Synergy Brands, Inc.

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(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

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(Title of Class of Securities)

87159E402

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(CUSIP Number)

Michael Gardner

Baytree Capital Associates LLC, 40 Wall Street,

58th Floor, New York, NY 10005 (212) 509-1700

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 14, 2004

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87159E402

13D

Page 2 of 7 Pages

_________________________________________________________________________________

1)

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (entities only)

Baytree Capital Associates LLC

_________________________________________________________________________________

2)

Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                 (a)  [   ]

                                                                 (b)  [   ]

_________________________________________________________________________________

3)

SEC Use Only (See Instructions)

_________________________________________________________________________________

4)

Source of Funds (See Instructions)

Not Applicable

_________________________________________________________________________________

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)       [_]

Not Applicable

_________________________________________________________________________________

6)

Citizenship or Place of Organization

Delaware, United States

_________________________________________________________________________________

7)

Sole Voting Power

0

Number of

_______________________________________________________

Shares Beneficially

8)

Shared Voting Power

Owned by Each

0

Reporting Person

_______________________________________________________

With

9)

Sole Dispositive Power

0

_______________________________________________________

10)

Shared Dispositive Power

0

_________________________________________________________________________________

11)

Aggregate Amount Beneficially Owned by each Reporting Person

0

_________________________________________________________________________________

12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                      [   ]

_________________________________________________________________________________

13)

Percent of Class Represented by Amount in Row (11)

0%

_________________________________________________________________________________

14)

Type of Reporting Person (See Instructions)

OO – Limited Liability Company

_________________________________________________________________________________

CUSIP No. 87159E402

13D

Page 3 of 7 Pages

1)

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (entities only)

Michael Gardner

_________________________________________________________________________________

2)

Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                 (a)  [   ]

                                                                 (b)  [   ]

_________________________________________________________________________________

3)

SEC Use Only (See Instructions)

_________________________________________________________________________________

4)

Source of Funds (See Instructions)

Not Applicable

_________________________________________________________________________________

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)       [_]

Not Applicable

_________________________________________________________________________________

6)

Citizenship or Place of Organization

United States

_________________________________________________________________________________

7)

Sole Voting Power

0

Number of

_______________________________________________________

Shares Beneficially

8)

Shared Voting Power

Owned by Each

0

Reporting Person

_______________________________________________________

With

9)

Sole Dispositive Power

0

_______________________________________________________

10)

Shared Dispositive Power

0

_________________________________________________________________________________

11)

Aggregate Amount Beneficially Owned by each Reporting Person

0

_________________________________________________________________________________

12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                      [  ]

_________________________________________________________________________________

13)

Percent of Class Represented by Amount in Row (11)

0%

_________________________________________________________________________________

14)

Type of Reporting Person (See Instructions)

IN

_________________________________________________________________________________

CUSIP No. 87159E402

13D

Page 4 of 7 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, $0.001 par value per share of Synergy Brands, Inc. (“Synergy”), a Delaware corporation, with its principal executive offices at 1175 Walt Whitman Road, Melville, NY 11747.

_________________________________________________________________________________

Item 2.  Identity and Background.

(a)

Baytree Capital Associates LLC

(b)

Business address: 40 Wall Street, 58th Floor, New York, NY 10005

(c)

Occupation: Investor. Principal business of employer: invest in other businesses, Baytree Capital Associates LLC, 40 Wall Street, 58th Floor, New York, NY  10005

(d)

No

(e)

No

(f)

Delaware, United States

(a)

Michael Gardner*

(b)

Business address: 40 Wall Street, 58th Floor, New York, NY 10005, c/o Baytree Capital Associates LLC

(c)

Occupation: Investor.  Principal business of employer: invest in other businesses, Baytree Capital Associates LLC, 40 Wall Street, 58th Floor, New York, NY  10005

(d)

No

(e)

No

(f)

United States

* Michael Gardner is the sole beneficial owner and sole managing member of Baytree Capital Associates LLC.

_________________________________________________________________________________

Item 3.  Source and Amount of Funds or Other Consideration.

Not Applicable

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Item 4.  Purpose of Transaction.

All Synergy securities owned by Baytree Capital Associates LLC have been sold.

(a)

None

(b)

None

(c)

None

(d)

None

(e)

None

(f)

None

(g)

None

(h)

None

(i)

None

(j)

None

CUSIP No. 87159E402

13D

Page 5 of 7 Pages

_________________________________________________________________________________

Item 5.  Interest in Securities of the Issuer.

(a)

0

(b)

Not Applicable

(c)

Baytree Capital Associates LLC sold the following shares of common stock:

Date Sold	Shares Sold	Price Per Share	Proceeds
8/12/2003	5,000	$5.75	$28,750.00
8/13/2003	1,500	$5.75	$8,625.00
8/14/2003	1,000	$5.68	$5,680.00
8/19/2003	2,800	$5.8168	$16,287.04
8/20/2003	1,100	$5.6609	$6,226.99
1/14/04	3,600	$3.94	$14,184.00
1/14/04	500	$4.10	$2,050.00
1/20/04	1,450	$4.02	$5,829.00
1/23/04	800	$4.10	$3,280.00
1/30/04	1,700	$4.10	$6,970.00
1/30/04	3,000	$4.13	$12,390.00
1/30/04	2,000	$4.12	$8,240.00
2/02/04	3,000	$4.20	$12,600.00
2/02/04	2,000	$4.25	$8,500.00
2/02/04	2,000	$4.40	$8,800.00
2/02/04	2,000	$4.70	$9,400.00
2/02/04	300	$4.75	$1,425.00
2/03/04	750	$5.23	$3,922.50
2/17/04	200	$5.05	$1,010.00
2/17/04	200	$5.50	$1,100.00
11/12/2004	10,000	$3.828	$38,280.00
11/12/2004	5,000	$3.74	$18,700.00
11/12/2004	5,750	$3.8017	$21,859.78
11/15/2004	5,000	$6.07	$30,350.00
11/15/2004	5,000	$6.14	$30,700.00
11/15/2004	5,000	$6.58	$32,900.00
11/15/2004	5,000	$6.47	$32,350.00
11/15/2004	5,000	$6.49	$32,450.00
11/15/2004	5,000	$6.4398	$32,199.00
11/15/2004	5,000	$6.44	$32,200.00
11/15/2004	5,000	$6.53	$32,650.00
11/15/2004	5,000	$6.98	$34,900.00
11/15/2004	5,000	$6.74	$33,700.00
11/15/2004	5,000	$6.75	$33,750.00
11/18/2004	14,350	$4.30	$61,705.00

CUSIP No. 87159E402

13D

Page 6 of 7 Pages

(d)

None

(e)

February 2, 2004*

* Estimated based on 1,919,359 shares outstanding as of December 31, 2003, as reported in Synergy Brand, Inc.’s Form 10-KSB filed on March 30, 2004.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

_________________________________________________________________________________

Item 7.  Material to be Filed as Exhibits.

None

CUSIP No. 87159E402

13D

Page 7 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 1, 2004

     /s/ Michael Gardner

                                        —————————————

                                        Michael Gardner

    Managing Member

                                        —————————————

                                        Name/Title

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).